

November 22, 2010

Kevin M. Finkel
President
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

   **Re: Resource Real Estate Investors 7, L.P.
     Amendment No. 4 to Form 10-12G
     Filed October 26, 2010
     File No. 000-53962**

Dear Mr. Finkel:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Karen J. Garnett
        Associate Director

cc: J. Baur Whittlesey
  Ledgewood
  Via *facsimile*: (215) 735-2513